EXHIBIT 99.89

Support and Voting Agreement

This Support and Voting Agreement (this “Agreement”), dated as of November 18, 2020 is entered into between the undersigned shareholder (the “Shareholder”), High Tide Inc., a corporation incorporated under the laws of the Province of Alberta (the “Buyer”), Christian Sinclair (“Mr. Sinclair”) and Michael Cosic (“Mr. Cosic”, and together with Mr. Sinclair, the “Company Nominees”).

WHEREAS the Buyer intends to acquire all of the outstanding common shares of META Growth Corp. a corporation incorporated under the laws of the Province of Alberta (the “Company”), on the terms and subject to the conditions set forth in the arrangement agreement (the “Arrangement Agreement”) dated August 20, 2020 between the Company and the Buyer (the “Arrangement”);

AND WHEREAS, pursuant to the Arrangement Agreement, the Company has the right to designate prior to the completion of the Arrangement, two director nominees to form part of the board of directors of the Buyer (the “Buyer Board”) provided that such director nominees shall be selected from persons that are directors and/or officers of the Company as of the date of the Arrangement Agreement;

AND WHEREAS, the Company has selected the Company Nominees as the two director nominees to be added to the Buyer Board;

AND WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of, or exercises control or direction over: (i) the common shares of the Buyer (the “Buyer Shares”) (such Buyer Shares, together with any Buyer Shares acquired by the Shareholder during the term of this Agreement, being referred to in this Agreement as the “Subject Shares”) and (ii) the other securities convertible into, or exchangeable for Buyer Shares (“Subject Securities”) of the Buyer, in each case, as set forth below the Shareholder’s signature on the signature page of this Agreement;

AND WHEREAS as a condition to the willingness of the Company to enter into the Arrangement Agreement and incur the obligations set forth in the Arrangement Agreement, the Buyer has required that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions and Interpretive Provisions

In this Agreement:

(a) all terms used and not defined herein that are defined in the Arrangement Agreement shall have the respective meanings given to them in the Arrangement Agreement;

(b) the insertion of headings and the division of this Agreement into Sections are for convenience of reference only and shall not affect in any way the meanings and interpretation of this Agreement;

(c) unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing genders shall include all genders;

(d) if the date on which any action is required to be taken by a party to this Agreement is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;

(e) references to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are followed by those words or words of like import;

(f) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof;

(g) any reference to a Person includes the heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that Person; and

(h) references to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

2.	Representations and Warranties of the Shareholder.

The Shareholder represents and warrants to the Buyer as follows as at the date of this Agreement and acknowledges that the Buyer is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization and Authority and Capacity. The Shareholder is an individual, is of the age of majority and has the capacity to enter into and execute this Agreement and to observe and perform its covenants and obligations hereunder.

(b) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c) Non-Contravention. The execution, delivery and performance by the Shareholder of its obligations under this Agreement and the completion of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in the violation of: (i) any other agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound; and (ii) any applicable Laws.

(d) Ownership of Subject Shares and Subject Securities. The Shareholder is the legal and beneficial owner of, or the beneficial owner exercising control or direction over, all of the Subject Shares and the Subject Securities, free and clear of any Liens. The Subject Shares and the Subject Securities are the only securities of the Buyer owned, directly or indirectly, or over which control or direction is exercised by the Shareholder. The Shareholder has sole dispositive power and the sole power to agree to the matters set forth in this Agreement with respect to the Subject Shares and the Subject Securities. None of the Subject Shares is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this Agreement. Except for the Subject Securities, the Shareholder has no agreement or option or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition or transfer to the Shareholder of additional securities of the Buyer. No Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual), capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Subject Shares or the Subject Securities.

(e) Litigation. There is no claim, action, lawsuit, arbitration, mediation or other proceeding pending or, to the knowledge of the Shareholder, threatened against the Shareholder that would reasonably be expected to have an adverse impact on the validity of this Agreement or any action taken or to be taken by the Shareholder in connection with this Agreement.

(f) Independent Legal Advice. The Shareholder acknowledges and agrees that the Shareholder has had the opportunity to seek independent legal advice with respect to this Agreement, and the transactions contemplated hereby, and that any failure on the Shareholder’s part to seek independent legal advice shall not affect (and the Shareholder shall not assert that it affects) the validity, enforceability or effect of this Agreement.

3.	Representations and Warranties of the Buyer.

The Buyer represents and warrants to the Shareholder as follows as at the date of this Agreement and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Organization and Authority. The Buyer is a corporation incorporated and existing under the laws of the Province of Alberta and has the corporate power and capacity to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by the Buyer and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or the transactions contemplated by this Agreement.

(b) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding agreement of the Buyer enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(c) Non-Contravention. The execution, delivery and performance by the Buyer of its obligations under this Agreement and the completion of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in the violation of: (i) the articles, by-laws or other constating documents of the Buyer; (ii) any other agreement or instrument to which the Buyer is a party or by which the Buyer or any of the Buyer’s property or assets is bound; and (iii) any applicable Laws.

4.	Covenants of the Shareholder.

The Shareholder covenants and agrees that during the term beginning on the Effective Date and ending upon completion of the Buyer’s next meeting of security holders of the Buyer, including the next annual general meeting (collectively, the “Annual General Meeting”), unless otherwise required or expressly permitted by this Agreement:

(a) Nomination. The Shareholder shall, pursuant to the terms and subject to the conditions set forth in this Agreement and applicable Securities Law, designate the Company Nominees to form part of the list of the Buyer Board nominees proposed by the Buyer Board and included in a management proxy circular relating to the election of director of the Buyer at the next Annual General Meeting.

(b) Agreement to Vote in Favour. At the next Annual General Meeting or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the election of the Company Nominees to Buyer Board is sought, the Shareholder shall, subject to Section 5, cause its Subject Shares and Subject Securities (which have a right to vote at such meeting) to be counted as present (in person or by proxy) for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Shares and Subject Securities (which have a right to vote at such meeting) in favour of the election of the Company Nominees to the Buyer Board.

(c) Restriction on Transfer. The Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, gift-over, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Shares or Subject Securities to any Person, or (ii) grant any proxies or power of attorney, deposit any of its Subject Shares or Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of its Subject Shares or Subject Securities.

(d) Additional Buyer Shares. The Shareholder: (i) agrees promptly to notify the Buyer of any new Buyer Shares or Subject Securities acquired by the Shareholder after the execution of this Agreement; and (ii) acknowledges that any such new Buyer Shares or Subject Securities will be subject to the terms of this Agreement as though owned by the Shareholder on the date of this Agreement.

(e) Delivery of Proxy. The Shareholder agrees that it will, on or before the fifth Business Day prior to the Annual General Meeting: (i) with respect to any Subject Shares (and any other Subject Securities entitled to vote) that are registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the management proxy circular with respect to such Annual General Meeting, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the approval of the appointment of the Company Nominees to the Buyer Board and (ii) with respect to any Subject Shares (and any other Subject Securities entitled to vote) that are beneficially owned by the Shareholder but not registered in the name of the Shareholder, the Shareholder shall deliver or cause to be delivered voting instructions to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder’s Subject Shares (and any other Subject Securities entitled to vote), instructing that the Shareholder’s Subject Shares (and any other Subject Securities entitled to vote) be voted in favour of the appointment of the Company Nominees to the Buyer Board. Such proxy or proxies shall name those individuals as may be designated by the Buyer in the management proxy circular with respect to such Annual General Meeting and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Buyer.

(f) Other Covenants. The parties hereby consent to details of, or a summary of, this Agreement being set out in any news release, information circular, and court documents or other public disclosure produced by the Company or the Buyer in connection with the transactions contemplated by this Agreement and the Arrangement Agreement and (B) this Agreement being made publicly available, including by filing on SEDAR. Otherwise, each of the parties hereto shall consult with the other before making any public disclosure or announcement of or pertaining to this Agreement, and any such disclosure or announcement shall be mutually satisfactory to both such parties hereto, acting reasonably; provided that this section 4(f) shall not apply to any disclosure or announcement pertaining to this Agreement which a party is advised by legal counsel is required to be made by Laws, stock exchange rules or policies of regulatory authorities having jurisdiction and which the other party after reasonable notice will not consent to.

5.	Conditions

Section 4 of this Agreement is subject to the following condition:

(a) Each of the Company Nominees shall be eligible to service as director under the Business Corporations Act (Alberta), applicable Securities Law, and applicable stock exchange rules.

6.	Notice of Meeting

The Buyer shall notify the Shareholder of its intentions to hold an Annual General Meeting or any meeting in which directors will be presented for election at least 45 days before the Buyer Board approves the management proxy circular relating to such meeting.

7.	Termination

This Agreement shall terminate upon the earliest to occur of:

(a) the completion of the Buyer’s next Annual General Meeting; and

(b) the termination of the Arrangement Agreement in accordance with its terms.

8.	No Agreement as Director or Officer.

Except as set out in Section 4(a) with respect to the obligation of the Shareholder to designate the Company Nominees to form part of the list of the Buyer Board nominees proposed by the Buyer Board and included in a management proxy circular relating to the election of director of the Buyer at the next Annual General Meeting, (i) the Buyer acknowledges that the Shareholder is bound hereunder solely in its capacity as a security holder of the Buyer and, if the Shareholder is a director or officer of the Buyer, that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his or her capacity as a director or officer of the Buyer; and (ii) nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in his or her capacity as a director or officer of the Buyer, including in exercising rights under the Arrangement Agreement and no such actions or omissions shall be deemed a breach of this Agreement. Nothing in this Agreement shall be construed to prohibit, limit or restrict the Shareholder from fulfilling his or her fiduciary duties as a director or officer of the Buyer.

9.	Injunctive Relief.

The parties to this Agreement acknowledge and agree that irreparable harm would occur for which monetary damages would not be an adequate remedy at Law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to ensure compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. These remedies are cumulative and in addition to any other rights or remedies available at Law or in equity.

10.	Entire Agreement

This Agreement constitutes the entire agreement between parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings and negotiations, whether oral or written, of the parties hereto.

11.	Amendment and Waiver.

This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12.	Notices.

All notices and communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following Business Day if sent by prepaid overnight courier, to the parties hereto at the following addresses (or at such other addresses as shall be specified by either party by notice to the other given in accordance with these provisions):

If to the Buyer:

High Tide Inc.,

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta

T3K 2M4

Attention:       Raj Grover, Chief Executive Officer

Email:             raj@hightideinc.com

with a copy (not constituting notice) to:

Garfinkle Biderman LLP

Dynamic Funds Tower, 1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

Attention:       Shimmy Posen

Email:             sposen@garfinkle.com

If to the Shareholder, to the address or facsimile number or email address set forth for Shareholder on the signature page hereof.

If to the Company Nominees, to the address of facsimile number or email address set forth for each of the Company Nominees on the signature page hereof.

13.	Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the Laws of Alberta and the federal laws of Canada applicable therein.

(b) Each of the parties hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of Alberta in respect of all matters arising under and in relation to this Agreement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

(c) The parties hereto confirm that it is their express wish that this Agreement, as well as any documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only.

(d) If any term or provision of this Agreement is determined to be illegal, invalid or incapable of being enforced by any court of competent jurisdiction, that term or provision will be severed from this Agreement and the remaining terms and provisions shall remain in full force and effect. Upon such determination that any term or provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

(e) Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

(f) Time shall be of the essence in this Agreement.

(g) Each of the Shareholder and the Buyer will pay its own expenses (including the fees and disbursements of legal counsel and other advisers) incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

(h) This Agreement shall be binding upon and enure to the benefit of the parties hereto and their successors and permitted assigns. Neither party to this Agreement may assign its rights or obligations under this Agreement without the prior written consent of the other party hereto. No assignment shall relieve the assigning party of any of its obligations hereunder.

(i) This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original and all of which together constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HIGH TIDE INC.

By:	signed “Raj Grover”
Name: Raj Grover
Title: Chief Executive Officer and Director

signed “Raj Grover”
RAJ GROVER

Address:

Email:

Number of Buyer Shares Beneficially Owned as of the Date of this Agreement: 97,177,371

Number of Buyer Options Beneficially Owned as of the Date of this Agreement: 1,000,000

Number of Buyer Warrants Beneficially Owned as of the Date of this Agreement: 181,373 signed “Christian Sinclair”
CHRISTIAN SINCLAIR

Address:

Email:

signed “Michael Cosic”
MICHAEL COSIC

Address:

Email: